October 18, 2012

Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cogo Group Inc.

Form 20-F for the Year Ended December 31, 2011 (the “Filing”)

Filed April 2, 2012

File No. 001-35273

Dear Mr. James:

Cogo Group Inc. (the “Company”), hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COGO GROUP INC.

/s/ Jeffrey Kang
Jeffrey Kang
Chief Executive Officer